Aralez Pharmaceuticals, Inc.

7100 West Credit Avenue

Suite 101, Mississauga,

Ontario, Canada L5N 0E4

March 21, 2017

VIA EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:                             Aralez Pharmaceuticals, Inc.
Request for Withdrawal of Registration Statement on Form S-1 on Form S-3, as amended by Post-Effective Amendment No. 1 (File No. 333-208821)

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Aralez Pharmaceuticals, Inc. (the “Company”) hereby requests the consent of the United States Securities and Exchange Commission (the “Commission”) to withdraw its Registration Statement on Form S-1 on Form S-3, as amended by Post-Effective Amendment No. 1 (File No. 333-208821), as filed with the Commission on December 31, 2015 (with the Post-Effective Amendment No. 1 filed on March 18, 2016), together with all exhibits thereto (collectively, the “Registration Statement”), with such request to be approved effective as of the date hereof.

The Registration Statement was declared effective by the Commission on February 5, 2016 (with the Post-Effective Amendment No. 1 declared effective on April 1, 2016) and all securities have been sold thereunder. The Company, in accordance with the terms stipulated in the Investor’s Registration Rights Agreement, has determined that it is consistent with the public interest and the protection of investors to withdraw the Registration Statement at this time.

Accordingly, the Company hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible.

Please provide Adam M. Turteltaub of Willkie Farr & Gallagher LLP, our outside counsel, a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available.  Mr. Turteltaub’s facsimile number is (212) 728-9129.  If you have any questions regarding this application for withdrawal, please call Mr. Turteltaub at (212) 728-8129.

Very truly yours,

/s/ Eric L. Trachtenberg

Eric L. Trachtenberg
General Counsel, Chief Compliance Officer and Corporate Secretary

cc:                                Adam M. Turteltaub, Esq., Willkie Farr & Gallagher LLP

Russell L. Leaf, Esq., Willkie Farr & Gallagher LLP

Sean M. Ewen, Esq., Willkie Farr & Gallagher LLP